Exhibit 99.1

Attention News/Business Editors:

Alexis E. Rovzar de la Torre appointed to Scotiabank’s Board of Directors

TORONTO, January 19, 2006 - Scotiabank is pleased to announce that Alexis E. Rovzar de la Torre has been appointed to Scotiabank’s Board of Directors. Mr. Rovzar will be a member of the Corporate Governance and Pension Committee.

Mr. Rovzar joined the board of directors on December 31, 2005. Mr. Rovzar is Executive Partner in charge of the Latin America practice of White & Case LLP. He has a J.D. from the National University of Mexico and is authorized to practice law in Mexico.

Mr. Rovzar sits on the boards of several companies, including: Fomento Económico Mexicano, Coca-Cola FEMSA, Grupo BIMBO, Compañía Occidential Mexicana and Grupo COMEX. He is also a member of the advisory boards of Ray and Berndtson de México and Grupo ACIR.

“Alexis E. Rovzar de la Torre’s impressive experience and international background makes him an ideal director who will support the Bank’s success on an international level,” said Scotiabank Chairman, Arthur R.A. Scace, Q.C.

Mr. Rovzar devotes substantial time to philanthropic activities in Mexico and abroad. He is an active board member and President of Procura, A.C. and an active board member of Reintegra, A.C., ProVivah and Patronato del Instituto Nacional de Pediatría (The National Children’s Hospital Institute). He was also recently appointed as a member of the Board of International Overseers of Tufts University and is past chairman of the Board of Governors of the Center on Philanthropy of Indiana University in Indianapolis, a member of the Mexican Mediation Institute and legal counsel to Fundación UNAM (The National University of Mexico), among other professional organizations.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 50,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $314 billion in assets (as at October 31, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information:
Frank Switzer, Director, Scotiabank Public Affairs, 416-866-7238